September 27, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lottery.com, Inc.
Registration Statement on Form S-1
File No. 333-281925

Withdrawal of Acceleration Request
Requested Date: October 2, 2024, 11:00 am Eastern Standard Time

Gentlemen and Ladies:

Please be advised that Lottery.com, Inc., a Delaware corporation (the “Company”) hereby withdraws the acceleration request related to the above-referenced Registration Statement on Form S-1 (File No. 333-281925) until such time as the review process has been completed. The Company will file a request subsequent to such date.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

/s/ Mathew MacGahan
Mathew MacGahan
Chief Executive Officer